Exhibit 15.3

Consent of Independent Registered Public Accounting Firm

We consent to the use in the Annual Report on Form 20-F, as amended by Amendment No. 1 on Form 20-F/A, of Brookfield Renewable Partners L.P. (“Brookfield Renewable”) and to the incorporation by reference in Brookfield Renewable’s Registration Statement on Form F-3 (File No. 333-224206) of our reports dated February 28, 2019, with respect to the consolidated financial statements of Brookfield Renewable as at December 31, 2018 and 2017, and for each of the years in the three-year period ended December 31, 2018, and the effectiveness of Brookfield Renewable’s internal control over financial reporting as of December 31, 2018, included therein.

/s/ Ernst & Young LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

March 1, 2019